FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	PRESS RELEASE
2.	BBVA FIRST QUARTER 2003 REPORT

BBVA

Corporate Communications

PRESS RELEASE

30-04-03

1Q2003 Income statement

BBVA posts attributable profit of 514

million euros (-12.4%)

➢	BBVA maintained its capacity to generate recurrent earnings, while boosting business in Spain and Mexico, with a healthy balance sheet, enhanced efficiency and strong capital base

➢	The heavy depreciation of the Latin American currencies hit the 1Q2003 income statement and balance sheet

➢	Operating income registered the biggest increase of the last four quarters (+6.7%) in homogeneous terms

➢	In Mexico, operating income soared 26.5% while net attributable climbed 26.9%, in local currency terms

➢	The Group again improved its cost/income ratio, which now stands at 47.1%

➢	The Group maintains its capital strength, with a core capital of 6%, Tier 1 of 8.5% and BIS Ratio of 12.6%

BBVA posted an attributable profit of 514 million euros (-12.4%) in the first quarter of 2003, in line with the Group’s projections for earnings to improve throughout the year and, to a great extent, was influenced by the heavy depreciation of the Latin American currencies. Despite this difficult environment, BBVA maintained its capacity to generate recurrent earnings and boosted business in its two key markets (Spain and Mexico), in a context of a healthy balance sheet, improved efficiency and strong capital base.

The first quarter was conditioned by the very tough political and economic scenario, with both in Europe and the US facing a slowdown and record-low interest rates; flagging growth, the Argentinean crisis and the heavy depreciation of the Latin America currencies, and highly volatile markets following three years in a row of stock market losses.

BBVA

Corporate Communications

Despite such a complicated scenario, BBVA posted the highest net attributable of the last three quarters and the biggest rise (+6.7%) in operating income of the last four quarters, in homogeneous terms, i.e., disregarding the exchange rate effect and excluding Argentina and Brazil.

The highlights of the Group’s performance in the first quarter were:

1.	The upturn in business in Spain and Mexico

2.	Strong fund-capturing drives and moderation of lending in the other Latin American banks

3.	Maintenance of the levels of efficiency, quality of assets and BIS Ratio, which compare very favourably with European competitor banks

4.	Active management of structural risks, with coverage of Latin American investments to cope with currency depreciation

During the first quarter, the Group unveiled a change of strategy in Brazil, in the shape of a deal to integrate its affiliate BBV Banco into Bradesco in return for a 4.5% stake in Brazil’s leading private bank. According to this deal and the applicable regulation, Brasil will consolidate under the equity method, not under the consolidation method anymore. This change of perimeter distorts the comparison of margins for 2002’s and 2003’s income statements, but does not affect the Group’s attributable profit.

Furthermore, BBVA stepped into January 2003 with a lighter, more efficient organizational structure, with three main business areas (Retail Banking Spain and Portugal, America, and Wholesale and Investment Banking).

Income statement

The book income statement is presented along with a homogeneous pro forma account, in which the income generated in Argentina and Brazil -after the Bradesco transaction, which has yet to be finalized- is carried by the equity method without affecting the Group’s final net attributable. Similarly, so as to isolate the impact of the heavy depreciation in the Latin American currencies, the proforma income statement includes a column of figures at constant exchange rates.

The proforma income statement for 1Q03 clearly shows that the BBVA Group again displayed its capacity to generate recurrent earnings, even in harsh economic scenarios such as at present, by posting the biggest increase in operating income (+6.7%) of the last four quarters.

Net interest income for the first quarter was 1.632 billion euros, down 14.7%, but up 2.5% at constant exchange rates.

BBVA

Corporate Communications

Ordinary revenue totalled 2.576 billion euros, rising 4.2% at constant exchange rates, following a 3.3% upturn in fee income at constant exchange rates and a 31.6% upturn in net trading income.

Operating expenses inched up 3% at constant exchange rates (though falling 14.5% in current euros), with rises of 3.1% in personnel expenses and 2.7% in general administrative expenses.

With ordinary revenue growing faster than expenses, the Group’s cost/income ratio improved once more, ending the quarter at 47.1%, as opposed to 47.2% in the first quarter of 2002 and 48.4% the previous quarter.

The income statement items below the operating income include non-recurrent negative and positive effects that were brought forward to this quarter, with an overall neutral effect on net attributable. The former include the 96 million euro adjustment of the 2002 income contributed by investee companies carried by the equity method, after they published their definitive income, as well as the 65 million euro provision derived from the increase from 50% to 75% of the coverage of the Argentinean country-risk, and which should have been accounted for in the second quarter of 2003. The positive effects include part of the Crédit Lyonnais capital gain, 216 million euros in cash having been recorded as income from Group operations.

Balance sheet and activity

The Group’s business figures were also affected by the depreciation of the Latin American currencies against the euro. At the end of the first quarter, assets totalled 272 billion euros, 10.4% lower than twelve months ago, while the volume of business (loans and the total customer funds under management) stood at 429 billion euros, a decrease of 9.5% but an increase of 2.5% without Argentina and Brazil and at constant exchange rates.

Net lending totalled 144 billion euros, 5.4% less than on 31-3-02, but 4% more without Argentina and Brazil and at constant exchange rates, mainly driven by the dynamic Spanish market, where lending to resident customers grew 9.1%. The fastest pace of growth came in secured loans, which grew 16%, while market mortgages climbed 17%. In America, worth highlighting was the steady upturn of lending in Mexico, which grew 12.4%, excluding the historic mortgage portfolio.

The Group’s NPL ratio continues improving and the cover rate remains high. Excluding Argentina and Brazil, the NPL ratio ended 1Q at 1.64%, as opposed to 1.70% one year ago, while the cover rate held at 187.4% without considering Argentina and Brazil.

Total customer funds managed dropped 11.5% to 285 billion euros due to the impact of the exchange rate. Otherwise, and excluding Argentina and Brazil, they would have risen 1.8%.

Funds recorded on-balance-sheet climbed 5.4%, at constant exchange rates and excluding Argentina and Brazil. Deposits from resident customers climbed 5.1%,

BBVA

Corporate Communications

with time deposits soaring 13%, boosted by the launch of the “Libreta Flexible”. By the end of March, 65,000 customers had taken out a “Libreta Flexible” account, depositing a total of 1.4 billion euros.

Furthermore, 1Q2003 marked the end of the Law Courts account, and this impacted the volume of Public Sector deposits, and the performance of all funds recorded-on-balance sheet.

Non-resident debits fell 24%, due to the currency effect, because the different countries reported significant rises in local currency terms. In average balances, Mexico grows 9.9%, Venezuela 28.9%, and Chile 21.8%.

Capital base

BBVA’s capital strength remains sound. As at March 31, the Group had an equity surplus of 5,108 million euros, with a core capital of 6%, a Tier 1 of 8.5% and a BIS Ratio of 12.6%. A key factor behind this was the Group’s policy of giving top priority to its capital strength and solvency, combined with its active management of the exchange rate risk, and on March 31, the Group had covered 66% of the book value of its Latin American affiliates, 77% up to date.

Retail Banking Spain and Portugal

Retail Banking Spain and Portugal’s ROE remains high at 30.8%. This business area accounted for 59% of the Group’s total net attributable in 1Q, contributing 306 million euros. Other highlights during the first quarter:

➢	Lending grew at a steady pace, with mean balances growing 10.8%, and growth of 17% in market mortgages, 9.6% in Business, 8.6% in Corporate Banking and 6.7% in Consumer Banking, while the NPL ratio dropped to 0.95%

➢	Customer funds began picking up as the area launched new products. Excluding the Law Courts account effect, funds recorded on-balance-sheet grew at an average of 4.9%, mainly due to the launch of the Flexible Pass Book

➢	The rate cuts and narrowing spread were offset by the upturn in the volume of business

➢	The cost/income ratio improved further to 45.5%, after operating expenses fell 3.3%

BBVA

Corporate Communications

Wholesale and Investment Banking

Wholesale and Investment Banking reported an attributable profit of 136 million euros, up 17.6%, spurred by balanced management of growth in risk-adjusted lending and a widening customer spread.

By the end of the quarter, Wholesale and Investment Banking’s ROE had improved to 27.9% and its cost/income ratio to 26%, while its NPL ratio dropped to 1.22%.

America

Net attributable in America slipped 18.9% to 157 million euros on account of currency depreciation, and would have ended 12.7% higher at constant exchange rates, with an 18.4% rise in operating income and a 53.8% increase in Provisions and Other Items.

In America, return on equity (ROE) now stands at 20.2%, and the cost/income ratio at 43.2%.

Mexico, which is one of the area’s key players, put on a fine performance in 1Q03, with operating income and net attributable jumping 26.5% and 26.9%, respectively, in local currency terms.

The quarter’s highlights elsewhere in America:

➢	Sizeable growth in fund-capturing, up 18%

➢	Selective growth in lending

➢	Positive evolution of operating income in local currency terms

BBVA

Corporate Communications

BBVA

Highlights of the BBVA Group

(Consolidated figures)

	31-03-03	31-03-02	Δ%
BALANCE SHEET (millions of euros)
Total assets	271,830	303,332	(10.4)
Gross lending	144,168	152,347	(5.4)
Customer funds recorded on balance sheet	178,825	195,607	(8.6)
Other customer funds managed	105,925	126,144	(16.0)
Total customer funds managed	284,750	321,751	(11.5)
Shareholders’ funds (including profit of the year)	12,385	13,804	(10.3)

INCOME STATEMENT (millions of euros)
Net interest income	1,650	2,114	(21.9)
Basic margin	2,456	3,085	(20.4)
Ordinary revenue	2,653	3,291	(19.4)
Operating income	1.217	1.482	(17.9)
Operating income with Argentina and Brazil carried by the equity method	1,181	1,329	(11.1)
Pre-tax profit	892	1,077	(17.2)
Net attributable profit	514	587	(12.4)

PER SHARE DATA AND MARKET CAPITALISATION (31-03)
Share price	7.63	13.65	(44.1)
Market capitalisation (millions of euros)	24,384	43,623	(44.1)
Net attributable profit	0.16	0.18	(12.4)
Book value	3.88	4.32	(10.3)
PER (Price Earnings Ratio; times)(1)	11.4	25.4
P / BV (Price /Book value; times)	2.0	3.2

RELEVANT RATIOS (%)
Operating income / ATA	1.81	1.99
ROE (Net attributable profit / Average equity) (2)	13.2	18.1
ROA (Net income / Average total assets) (2)	0.83	0.97
RORWA (Net income / Risk weighted assets) (2)	1.44	1.73
Cost/ income ratio	47.1	47.2
NPL ratio	2.27	1.59
Coverage ratio	144.6	219.4

CAPITAL ADEQUACY RATIOS (BIS regulations) (%)
Total	12.6	13.5
TIER I	8.5	9.4

ADDITIONAL INFORMATION
Number of shares (millions)	3,196	3,196
Number of shareholders	1,189,260	1,192,415
Number of employees	88,960	97,072
• Spain	31,588	32,133
• America (3)	55,331	62,870
• Rest of the world	2,041	2,069
Number of branches	7,027	7,977
• Spain	3,415	3,644
• America (3)	3,410	4,131
• Rest of the world	202	202

N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.

6

BBVA

Corporate Communications

BBVA

Consolidated income statement

(Millions of euros)

	1Q03	Δ%	1Q02
Financial revenues	3,375	(25.3)	4,519
Financial expenses	(1,827)	(26.6)	(2,489)
Dividends	102	21.3	84

NET INTEREST INCOME	1,650	(21.9)	2,114
Net fee income	806	(17.0)	971

BASIC MARGIN	2,456	(20.4)	3,085
Market operations	197	(4.5)	206

ORDINARY REVENUE	2,653	(19.4)	3,291
Personnel costs	(829)	(17.3)	(1,002)
General expenses	(420)	(23.6)	(550)

GENERAL ADMINISTRATIVE EXPENSES	(1,249)	(19.5)	(1,552)
Depreciation and amortization	(128)	(28.0)	(177)
Other operating revenues and expenses (net)	(59)	(25.5)	(80)

OPERATING INCOME	1,217	(17.9)	1,482
Net income from comp. carried by the equity method	26	(81.1)	139
Memorandum item: dividends received	(68)	15.3	(59)
Amortization of goodwill in consolidation	(131)	(4.1)	(136)
Net income on Group transactions	200	79.1	112
Net loan loss provisions	(323)	(26.2)	(437)
Writedowns of financial assets	—	n.m.	3
Extraordinary items (net)	(97)	13.9	(86)

PRE-TAX PROFIT	892	(17.2)	1,077
Corporate income tax	(209)	(23.9)	(274)

NET INCOME	683	(14.9)	803
Minority interests	(169)	(21.6)	(216)
•Preference shares	(64)	(14.1)	(76)
•Other	(105)	(25.7)	(140)

NET ATTRIBUTABLE PROFIT	514	(12.4)	587

7

BBVA

Corporate Communications

BBVA

Consolidated income statement with Argentina and Brazil

carried by the equity method

(Millions of euros)

	1 Q03	Δ%	Δ% at constant exchange rate	1Q02
Financial revenues	3,274	(19.5)	(3.1)	4,066
Financial expenses	(1,744)	(22.1)	(7.8)	(2,238)
Dividends	102	21.3	23.5	84

NET INTEREST INCOME	1,632	(14.7)	2.5	1,912
Net fee income	784	(13.7)	3.3	910

BASIC MARGIN	2,416	(14.4)	2.8	2,822
Market operations	160	0.1	31.6	159

ORDINARY REVENUE	2,576	(13.6)	4.2	2,981
Personnel costs	(810)	(12.1)	3.1	(922)
General expenses	(404)	(19.0)	2.7	(498)

GENERAL ADMINISTRATIVE EXPENSES	(1,214)	(14.5)	3.0	(1,420)
Depredation and amortization	(123)	(20.6)	(3.7)	(155)
Other operating revenues and expenses (net)	(58)	(24.9)	(1.7)	(77)

OPERATING INCOME	1,181	(11.1)	6.7	1,329
Net income from comp. carried by the equity method	29	(80.2)	(79.5)	145
Memorandum item: dividends received	(68)	15.3	17.0	(59)
Amortization of goodwill in consolidation	(131)	(4.1)	(4.1)	(136)
Net income on Group transactions	200	79.1	77.1	112
Net loan loss provisions	(312)	(17.7)	2.0	(379)
Writedowns of financial assets	—	n.m.	n.m.	3
Extraordinary items (net)	(77)	n.m.	n.m.	(5)

PRE-TAX PROFIT	890	(16.7)	(4.4)	1,069
Corporate income tax	(207)	(21.6)	(8.6)	(264)

NET INCOME	683	(15.1)	(3.0)	805
Minority interests	(169)	(22.4)	(1.4)	(218)
•Preference shares	(64)	(14.4)	(14.1)	(76)
•Other	(105)	(26.6)	8.5	(142)

NET ATTRIBUTABLE PROFIT	514	(12.4)	(3.5)	587

8

QUARTERLY REPORT
January-March 2003

QUARTERLY REPORT

January-March 2003

Contents

2	BBVA Group Highlights

3	BBVA Group in the first quarter of 2003

8	Income statement

15	Balance sheet and activity

20	Capital base

21	The BBVA share

22	Business areas

24	Retail Banking in Spain and Portugal

27	Wholesale and Investment Banking

30	America

34	Corporate Activities

BBVA Group Highlights

BBVA Group Highlights

(Consolidated figures)

	31-03-03	31-03-02	Δ% (YoY)
BALANCE SHEET (millions of euros)
Total assets	271,830	303,332	(10.4)
Total lending (gross)	144,168	152,347	(5.4)
Customer funds recorded on balance sheet	178,825	195,607	(8.6)
Other customer funds managed	105,925	126,144	(16.0)
Total customer funds managed	284,750	321,751	(11.5)
Shareholders’ funds (including profit for the year)	12,385	13,804	(10.3)

INCOME STATEMENT (millions of euros)
Net interest income	1,650	2,114	(21.9)
Basic margin	2,456	3,085	(20.4)
Ordinary revenue	2,653	3,291	(19.4)
Operating income	1,217	1,482	(17.9)
Operating income (Argentina and Brazil
consolidated under equity method)	1,181	1,329	(11.1)
Pre-tax profit	892	1,077	(17.2)
Net attributable profit	514	587	(12.4)

DATA PER SHARE AND MARKET CAPITALISATION (31-03)
Share price	7.63	13.65	(44.1)
Market capitalisation (millions of euros)	24,384	43,623	(44.1)
Net attributable profit	0.16	0.18	(12.4)
Book value	3.88	4.32	(10.3)
PER (Price Earning Ratio; times) (1)	11.4	25.4
P / BV (Price/Book value; times)	2.0	3.2

RELEVANT RATIOS (%)
Operating income / ATA	1.81	1.99
ROE (Net attributable profit / Average equity)(2)	13.2	18.1
ROA (Net income / Average total assets) (2)	0.83	0.97
RORWA (Net income / Risk weighted assets) (2)	1.44	1.73
Cost / income ratio	47.1	47.2
NPL ratio	2.27	1.59
Coverage ratio	144.6	219.4

CAPITAL ADEQUACY RATIOS (BIS rules) (%)
Total	12.6	13.5
TIER I	8.5	9.4

OTHER INFORMATION
Number of shares (millions)	3,196	3,196
Number of shareholders	1,189,260	1,192,415
Number of employees	88,960	97,072
• Spain	31,588	32,133
• America (3)	55,331	62,870
• Rest of the world	2,041	2,069
Number of branches	7,027	7,977
• Spain	3,415	3,644
• America (3)	3,410	4,131
• Rest of the world	202	202

N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.

(1)	The 1Q03 PER is calculated taking into consideration the median of the analysts’ estimates (April 2003).
(2)	Calculated with data from the last four quarters.
(3)	This heading includes BBVA Group’ s banking and pension management activities in all Latin American countries in which it is present.

BBVA Group in the first quarter of 2003

The first quarter of 2003 saw a further slowdown in the international economy, as the risk of a war with Iraq, which eventually began in March, fueled further uncertainty. This scenario dampened consumer confidence throughout the quarter, prompted companies to apply conservative provisioning policies and triggered additional market slumps. Furthermore, the leading international institutions have downgraded their economic growth projections for 2003.

In this context, the European Central Bank approved another interest rate cut, which combined with the 2002 year-end cut to place further pressure on business income, while the euro gained more ground against the dollar, as well as most of the Latin American currencies, despite the easing of financial tensions in the region.

Against this background, the BBVA Group highlights in the quarter were:

•	Its strong capacity to generate recurrent earnings remained intact. Excluding Argentina and Brazil, operating income grew 6.7% at a constant exchange rate, the biggest rise in the last four quarters. The retail areas reported a rise of 7.7%.

•	The growth in business in Spain, in particular in Retail Banking, compensated for the narrowing spread, mortgage loans having grown at a sustained pace, while stable deposit gathering picked up.

•	Mexico reported further acceleration in the already fast pace of growth of deposits and an upturn in lending, while the customer spread widened and fee income soared, as in the Group’s other banks in the region.

•	Expenses remained under tight control, with significant cuts in the domestic business, and the cost/income ratio improved further in all three areas of business, ending the quarter at 47.1%.

•	The income statement items below the operating income include non-recurrent negative and positive effects. The former include the 96 million euro adjustment of the 2002 income contributed by investee companies carried by the equity method (Telefónica and Terra, mainly), as well as the 65 million (42 million after taxes) estimated impact in the income statement derived from the increase from 50% to 75% of the coverage of the Argentinian country-risk, and which should have been accounted for in the second quarter of 2003. The positive effects include part of the Crédit Lyonnais capital gain, 216 million euros having been recorded as income from Group operations; the rest will be recorded in the future. The net impact of the said operations on the profit of the quarter is negligible.

•	Net attributable for the quarter totaled 514 million euros, 3.5% less, at constant exchange rates (-12.4% at current rates), than in the same period of 2002, when BBVA reported the highest quarterly net income of last year. Net income was higher in 1Q03 than in 3Q02 and 4Q02.

•	The NPL ratio improved, ending the quarter at 1.64% excluding Argentina and Brazil (1.70% at 31-12-02), while the ratio for Spanish resident customer loans was only 0.80%, way below the average of the whole financial system. The NPL coverage rate now stands at 187.4% excluding Argentina and Brazil.

•	The capital base remains sound with 6% core capital and 8.5% Tier I (BIS rules). The dynamic management of the exchange rate risk helps to keep the net worth of the Group.

After reaching an agreement with Bradesco, Brazil’s leading private bank, to sell BBV Brasil in exchange for a 4.5% stake in Bradesco, BBVA now records the income generated in Brazil by the equity method. Due to the accounting instability experienced in Argentina throughout 2002, Argentina’s earnings have been isolated

BBVA Group in the first quarter of 2003

to allow a more precise analysis of the Group’s performance. Therefore the statutory income statement is presented as well as a homogeneous pro forma account, in which the income generated in Argentina and Brazil in 2002 and 2003 is carried by the equity method, without entailing any change in net attributable.

Furthermore, the fact that the Latin American currencies lost so much ground against the euro had a heavy bearing on the Group’s earnings in the region. The most significant losses between the first quarters of 2003 and 2002 came in the Mexican peso (31.2%), the Venezuelan bolivar (58.1%), the Chilean peso (25.8%), the Colombian peso (36.6%) and the US dollar (18.3%). To isolate this impact, the proforma income statement also includes a column with the changes at a constant exchange rate, to which comments refer, unless stated otherwise.

Income for the period

In 1Q03, the BBVA Group again displayed its capacity to generate recurrent earnings, even in harsh economic scenarios such as at present, by posting a 6.7% increase in operating income, in homogeneous terms and at a constant exchange rate.

In the domestic retail business, operating income remained at similar levels to 1Q02, as the smaller ordinary revenue was almost fully offset by the decline in operating costs. The same applies to the wholesale businesses, following the healthy performance of institutional banking and global markets. In America, operating income at constant exchange rates grew 18.4%, 26.5% in Mexico (due to the widening spreads, the upturn in business and net fee income and cost control), and 19.2% in the other banks.

Net interest income for the first quarter of 2003 amounted to 1,632 million euros, down 14.7% in y-o-y terms, but up 2.5% at a constant exchange rate. The retail business in Spain and Portugal reported no change in NII, as the faster pace of business compensated for the lower customer spreads. In Mexico, net interest income grew 22.9% at constant exchange rates, driven by the widening spread on deposits and by growth in the volume of lower cost deposits and lending. Elsewhere in Latin America, NII increased 17.6%.

Fee income improved by 3.3% at a constant exchange rate (-13.7% at current exchange rates), with income from domestic business falling due to market trends and a further drop in mutual fund fee income as customers showed an increasing preference for funds with a lower risk profile and, therefore, lower fees. In contrast, fee income climbed 18.2% in Mexico and 11.8% in the rest of Latin American banks, following the specific fee income improvement plans implemented in the different countries.

Net trading income totaled 160 million euros, up 31.6%, and combined with the basic margin to boost ordinary revenue to 2,576 million euros, up 4.2% at a constant exchange rate.

Operating expenses rose 3.0% at a constant exchange rate (though dropping 14.5% in current euros), with rises of 3.1% in personnel expenses and 2.7% in general expenses. After the downsizing of the headcount and branch offices, and the cost-saving measures adopted in the different businesses, Retail Banking expenses fell 3.3%, Wholesale Banking expenses dropped 14.6%, while in America expenses rose 3.9% at a constant exchange rate, less than the average inflation rate in the region.

With ordinary revenue growing faster than expenses, the Group’s efficiency ratio improved once more, ending the quarter at 47.1%, as opposed to 47.2% in the first quarter of 2002 and 48.4% the previous quarter. With Argentina and Brazil carried by the equity method, the ratios were 47.1%, 47.6% and 48.1%, respectively. The three business areas reported efficiency improvements.

The lower part of the income statement was affected by the 80.2% decline in net income from companies carried by the equity method, following the 96 million euros extraordinary adjustment made after investee companies (basically, Telefónica and Terra) published their definitive income for 2002. Income from Group operations, which amounted to 200 million euros, included 216 million of capital gains generated by the Crédit Lyonnais transaction (the cash payment part, as the part to be paid in shares remains outstanding).

The Group allocated provisions totaling 493 million euros, 10.2% less due to the exchange rate fluctuations. Of this amount, 312 million were allocated to net loan loss provisions, 131 million to goodwill amortization charges and 65 million to the estimated impact on results of Argentinian country-risk, which has seen its coverage increase from 50% to 75%.

Consequently, pre-tax profit amounted to 890 million euros, 4.4% down at a constant exchange rate. Corporate income tax dropped by a larger proportion, while minority interests were lower due to the increased stake in Bancomer.

Net attributable profit in 1Q2003 totaled 514 million euros, down 3.5% without the exchange rate effect and

BBVA Group in the first quarter of 2003

down 12.4% at current exchange rates. When comparing the figures, it is worth remembering that last year’s highest income figure was reported in 1Q2002, as the income from companies carried by the equity method was not adjusted until the second quarter, as well as the extraordinary provisions allocated in the last quarter of 2002. Return on equity (ROE) is 13.2%, in line with the figure for 2002, or 16.7% if one considers the net income of 4Q2002 without the extraordinary provisions.

Balance sheet and activity

The y-o-y comparison of the Group’s business figures was also affected by the depreciation of the Latin American currencies against the euro which, between 31-3-02 and 31-3-03, gained 33.3% against the Mexican peso, 53.9% against the Venezuelan bolivar, 28.4% against the Chilean peso, 38.5% against the Colombian peso and 19.9% against the US dollar.

At the end of the first quarter, assets totaled 272 billion euros, 10.4% lower than twelve months ago, while the volume of business, obtained as the sum of the loans and the total customer funds under management, stood at 429 billion euros, a y-o-y decrease of 9.5% and an increase of 2.5% without Argentina and Brazil and at constant exchange rates.

Net lending totaled 144 billion euros, 5.4% less than on 31-3-02, but 4% more without Argentina and Brazil and at constant exchange rates, mainly driven by lending to resident customers, which performed well again, having grown 9.1% to 91 billion euros over the last twelve months. Once again, the fastest pace of growth came in secured loans, which grew 16.0% (+17% in mortgages), while financial leasing and credit card loans also performed well, with y-o-y rises of 22.0% and 11.7%, respectively.

Lending to non-residents dropped 30%, dampened by the depreciation of the Latin American currencies and by the voluntary restrictions in certain countries and lines of business. Also worth highlighting is the steady upturn of lending in Mexico, which reported growth of more than 7%, excluding trusts.

The Group’s NPL ratio continues improving and the cover rate remains high, the NPL ratio having ended March 2003 at 1.64% without considering Argentina and Brazil, as opposed to 1.70% on 31-12-02. The Retail Banking Spain and Portugal NPL ratio fell again to 0.95%, the Wholesale Banking ratio ended the quarter slightly lower than in December 2002, while America reported a moderate rise to 4.09%. The coverage ratio stands at 187.4% without considering Argentina or Brazil, similar to the level on 31-12-02.

Total customer funds managed by the Group amounted to 285 billion euros on 31-3-03, down 11.5% due to the impact of the exchange rates. Excluding this effect and without considering Argentina and Brazil, funds increased 1.8% in y-o-y terms.

Funds recorded on-balance-sheet amounted to 179 billion euros, growing 5.4% without Argentina and Brazil and at a constant exchange rate. Deposits from resident customers climbed 5.1%, with time deposits soaring 13%, boosted by the launch of the “Libreta Flexible”. By contrast, the volume of low cost deposits was lower this quarter, as the figure for 1Q2002 included the “Savings passbooks” fortnight that was held in March 2002, which has yet to be held this year.

The volume of Public Sector deposits dropped following the loss of the Law Court account during the quarter, while non-resident deposits fell 24% to 69 billion euros due to the exchange rate effect, because, in local currency terms, the Group reported increases of 8.9% in Mexico, 29.4% in Venezuela and 24.8% in Chile. Current and saving accounts were the best performers, especially in Mexico, and helped to reduce the average cost of deposits. Other highlights under the customer funds on-balance-sheet heading included the issue of 3,000 million Euros of BBVA mortgage bonds.

Customer funds managed off-balance-sheet (mutual funds, pension funds and customers’ portfolios and assets) amounted to 106 billion euros on March 31, 2003, and in Spain were hit by the negative market trends, which are driving more and more customers towards safer products, to which the Group is reacting by launching mutual funds such as the BBVA Ranking Garantizado or the BBVA Garantizado Doble 6 2006, which are allowing it to revive efforts to capture stable off-balance-sheet funds.

Capital base

The BBVA Group capital base remains as strong as at the end of last year. On March 31, 2003, it amounted to 20,300 million euros, according to BIS regulations, with an equity surplus of 5,108 million euros. The core capital now stands at 6.0%, TIER I stayed at 8.5% and the BIS Ratio at 12.6%. A key factor behind this was the Group’s active management of the exchange rate risk, and on 31-3-03 the Group had covered 66% of the book value of its Latin American affiliates.

The first quarter of the year saw no significant changes in the capital base structure or issues of subordinated debt or preference shares. On March 31, in view of market conditions, 350 million dollars of preference shares with a coupon of 7.2% were redeemed early.

The BBVA share

During this first quarter, the world’s stock markets suffered widespread losses on account of the war in Iraq and the weak global economy. The BBVA share price slipped 16.3% during the first quarter, and despite falling more than the Euro Stoxx Banking Index (-9.2%) –the index representing the general average of the market in the Monetary Union–, the figure is in line with the fall in the Euro Stoxx 50 (-14.6%), because the market was dominated by Euro Stoxx 50 futures operations and the baskets that mirror the index.

Throughout the quarter, the markets remained shrouded in uncertainty and hence as volatile as in previous quarters. In BBVA, the price fluctuation range, obtained as the percentage difference between the share’s highs and lows, was 34%. A daily average of 31 million shares changed hands, exceeding the 27 million traded daily in the last quarter of 2002. Despite the lower share prices, this increase in trading boosted the average daily volume traded, which rose from 253 million euros in 4Q2002 to 269 million this quarter.

On January 10, BBVA shareholders received the third interim dividend for 2002, a gross amount of 0.09 euros per share, and on April 10 BBVA paid the final dividend for 2002, a gross amount of 0.078 euros per share, making a total dividend of 0.348 euros per share.

BBVA Group in the first quarter of 2003

Income statement

Consolidated income statement

(Millions of euros)

	1Q03	Δ% (YoY)	1Q02
Financial revenues	3,375	(25.3)	4,519
Financial expenses	(1,827)	(26.6)	(2,489)
Dividends	102	21.3	84

NET INTEREST INCOME	1,650	(21.9)	2,114
Net fee income	806	(17.0)	971

BASIC MARGIN	2,456	(20.4)	3,085
Net trading income	197	(4.5)	206

ORDINARY REVENUE	2,653	(19.4)	3,291
Personnel costs	(829)	(17.3)	(1,002)
General expenses	(420)	(23.6)	(550)

GENERAL ADMINISTRATIVE EXPENSES	(1,249)	(19.5)	(1,552)
Depreciation and amortization	(128)	(28.0)	(177)
Other operating revenues and expenses (net)	(59)	(25.5)	(80)

OPERATING INCOME	1,217	(17.9)	1,482
Net income from companies under the equity method	26	(81.1)	139
Memorandum item: dividends received	(68)	15.3	(59)
Amortization of goodwill	(131)	(4.1)	(136)
Net income from Group transactions	200	79.1	112
Net loan loss provisions	(323)	(26.2)	(437)
Net securities writedowns	—	n.m.	3
Extraordinary items (net)	(97)	13.9	(86)

PRE-TAX PROFIT	892	(17.2)	1,077
Corporate income tax	(209)	(23.9)	(274)

NET INCOME	683	(14.9)	803
Minority interests	(169)	(21.6)	(216)
• Preference shares	(64)	(14.1)	(76)
• Other	(105)	(25.7)	(140)

NET ATTRIBUTABLE PROFIT	514	(12.4)	587

Consolidated income statement

(Argentina and Brazil consolidated under the equity method)

(Millions of euros)

	1Q03	Δ% (YoY)	Δ% at constant exchange rate	1Q02
Financial revenues	3,274	(19.5)	(3.1)	4,066
Financial expenses	(1,744)	(22.1)	(7.8)	(2,238)
Dividends	102	21.3	23.5	84

NET INTEREST INCOME	1,632	(14.7)	2.5	1,912
Net fee income	784	(13.7)	3.3	910

BASIC MARGIN	2,416	(14.4)	2.8	2,822
Net trading income	160	0.1	31.6	159

ORDINARY REVENUE	2,576	(13.6)	4.2	2,981
Personnel costs	(810)	(12.1)	3.1	(922)
General expenses	(404)	(19.0)	2.7	(498)

GENERAL ADMINISTRATIVE EXPENSES	(1,214)	(14.5)	3.0	(1,420)
Depreciation and amortization	(123)	(20.6)	(3.7)	(155)
Other operating revenues and expenses (net)	(58)	(24.9)	(1.7)	(77)

OPERATING INCOME	1,181	(11.1)	6.7	1,329
Net income from companies under the equity method	29	(80.2)	(79.5)	145
Memorandum item: dividends received	(68)	15.3	17.0	(59)
Amortization of goodwill	(131)	(4.1)	(4.1)	(136)
Net income from Group transactions	200	79.1	77.1	112
Net loan loss provisions	(312)	(17.7)	2.0	(379)
Net securities writedowns	—	n.m.	n.m.	3
Extraordinary items (net)	(77)	n.m.	n.m.	(5)

PRE-TAX PROFIT	890	(16.7)	(4.4)	1.069
Corporate income tax	(207)	(21.6)	(8.6)	(264)

NET INCOME	683	(15.1)	(3.0)	805
Minority interests	(169)	(22.4)	(1.4)	(218)
• Preference shares	(64)	(14.4)	(14.1)	(76)
• Other	(105)	(26.6)	8.5	(142)

NET ATTRIBUTABLE PROFIT	514	(12.4)	(3.5)	587

BBVA Group in the first quarter of 2003

Income statement

Consolidated income statement: quarterly evolution

(Millions of euros)

	2003	2002
	1Q	4Q	3Q	2Q	1Q
Financial revenues	3,375	3,813	4,240	4,662	4,519
Financial expenses	(1,827)	(2,077)	(2,569)	(2,649)	(2,489)
Dividends	102	77	66	131	84

NET INTEREST INCOME	1,650	1,813	1,737	2,144	2,114
Net fee income	806	920	866	911	971

BASIC MARGIN	2,456	2,733	2,603	3,055	3,085
Net trading income	197	231	182	146	206

ORDINARY REVENUE	2,653	2,964	2,785	3,201	3,291
Personnel costs	(829)	(895)	(860)	(941)	(1,002)
General expenses	(420)	(539)	(470)	(515)	(550)

GENERAL ADMINISTRATIVE EXPENSES	(1,249)	(1,434)	(1,330)	(1,456)	(1,552)
Depreciation and amortization	(128)	(146)	(142)	(166)	(177)
Other operating revenues and expenses (net)	(59)	(58)	(57)	(66)	(80)

OPERATING INCOME	1,217	1,326	1,256	1,513	1,482
Net income from companies under the equity method	26	77	(124)	(59)	139
Memorandum item: dividends received	(68)	(53)	(30)	(100)	(59)
Amortization of goodwill	(131)	(288)	(129)	(126)	(136)
Net income from Group transactions	200	(95)	(29)	373	112
Net loan loss provisions	(323)	(439)	(311)	(556)	(437)
Net securities writedowns	—	—	—	—	3
Extraordinary items (net)	(97)	(118)	118	(347)	(86)

PRE-TAX PROFIT	892	463	781	798	1,077
Corporate income tax	(209)	(244)	(128)	(7)	(274)

NET INCOME	683	219	653	791	803
Minority interests	(169)	(155)	(164)	(212)	(216)
• Preference shares	(64)	(63)	(63)	(74)	(76)
• Other	(105)	(92)	(101)	(138)	(140)

NET ATTRIBUTABLE PROFIT	514	64	489	579	587

Consolidated income statement (Argentina and Brazil

consolidated under the equity method): quarterly evolution

(Millions of euros)

	2003	2002
	1Q	4Q	3Q	2Q	1Q
Financial revenues	3,274	3,624	3,569	3,818	4,066
Financial expenses	(1,744)	(1,986)	(1,947)	(2,082)	(2,238)
Dividends	102	76	66	129	84

NET INTEREST INCOME	1,632	1,714	1,688	1,865	1,912
Net fee income	784	891	836	872	910

BASIC MARGIN	2,416	2,605	2,525	2,737	2,822
Net trading income	160	208	98	178	159

ORDINARY REVENUE	2,576	2,813	2,622	2,915	2,981
Personnel costs	(810)	(856)	(817)	(894)	(922)
General expenses	(404)	(497)	(435)	(480)	(498)

GENERAL ADMINISTRATIVE EXPENSES	(1,214)	(1,353)	(1,251)	(1,374)	(1,420)
Depreciation and amortization	(123)	(138)	(135)	(150)	(155)
Other operating revenues and expenses (net)	(58)	(56)	(56)	(63)	(77)

OPERATING INCOME	1,181	1,266	1,180	1,328	1,329
Net income from companies under the equity method	29	(131)	(130)	(44)	145
Memorandum item: dividends received	(68)	(54)	(30)	(100)	(59)
Amortization of goodwill	(131)	(288)	(130)	(126)	(136)
Net income from Group transactions	200	58	(29)	373	112
Net loan loss provisions	(312)	(267)	(295)	(504)	(379)
Net securities writedowns	—	—	—	—	3
Extraordinary items (net)	(77)	(118)	179	(243)	(5)

PRE-TAX PROFIT	890	520	776	784	1,069
Corporate income tax	(207)	(318)	(120)	5	(264)

NET INCOME	683	203	655	789	805
Minority interests	(169)	(138)	(167)	(210)	(218)
• Preference shares	(64)	(63)	(63)	(75)	(76)
• Other	(105)	(76)	(104)	(135)	(142)

NET ATTRIBUTABLE PROFIT	514	64	489	579	587

BBVA Group in the first quarter of 2003

Income statement

Breakdown of yields and costs

	1Q03		4Q02		3Q02
	% of ATA	% Yield/Cost	% of ATA	% Yield/Cost	% of ATA	% Yield/Cost
Credit entities	10.5	4.01	10.6	5.77	8.8	4.79
• Euros	4.3	2.22	3.6	0.62	3.3	3.12
• Foreign currencies	6.2	5.26	7.0	8.40	5.5	5.81
Lending	53.0	6.01	51.9	6.36	52.0	7.47
• Euros	40.0	4.96	37.7	5.19	37.3	5.24
- Resident	36.3	5.06	34.6	5.23	34.1	5.33
- Other	3.7	3.95	3.1	4.76	3.2	4.23
• Foreign currencies	13.0	9.23	14.2	9.46	14.7	13.15
Securities portfolio	27.3	5.73	28.3	5.46	29.4	6.04
• Fixed-income securities	23.6	5.98	24.7	5.82	25.8	6.52
- Euros	13.8	3.61	13.7	4.00	13.8	4.30
- Foreign currencies	9.8	9.32	11.0	8.06	12.0	9.06
• Equity securities	3.7	4.11	3.6	3.02	3.6	2.64
- Companies carried by the equity method	2.6	3.90	2.5	3.10	2.4	1.74
- Other holdings	1.1	4.63	1.1	2.83	1.2	4.49
Non-earning assets	9.2	—	9.2	—	9.8	—

AVERAGE TOTAL ASSETS	100.0	5.18	100.0	5.47	100.0	6.09

Credit entities	18.2	3.69	20.8	3.56	20.4	6.10
• Euros	11.4	2.74	11.4	3.32	11.5	3.47
• Foreign currencies	6.8	5.27	9.4	3.85	8.9	9.48
Customer funds	66.1	2.99	64.0	3.30	64.1	3.64
• Customer deposits	52.4	2.83	51.7	3.13	52.3	3.52
- Euros	30.8	2.01	29.4	2.21	29.3	2.24
- Resident deposits	19.2	1.42	19.6	1.58	19.3	1.57
- Other	11.6	3.00	9.8	3.48	10.0	3.53
- Foreign currencies	21.6	4.00	22.3	4.34	23.0	5.15
• Debt and other marketable securities	13.7	3.58	12.3	4.03	11.8	4.14
- Euros	11.1	3.47	9.2	3.80	8.7	3.92
- Foreign currencies	2.6	4.06	3.1	4.68	3.1	4.76
Shareholders’ funds	4.8	—	4.3	—	4.3	—
Non-interest bearing liabilities	10.9	—	10.9	—	11.2	—

AVERAGE TOTAL LIABILITIES	100.0	2.73	100.0	2.92	100.0	3.64

NET INTEREST MARGIN / ATA		2.45		2.55		2.45

Net fee income (1)

(Millions of euros)

	1Q03	Δ% (YoY)	1Q02
NET FEE INCOME	784	(13.7)	910

Collection and payment services	317	(9.4)	350
• Credit and debit cards	136	(2.5)	140
• Others	181	(14.0)	210

Client assets	269	(19.4)	334
• Mutual and pension funds	249	(18.9)	307
• Portfolios managed	20	(26.0)	27

Other securities services	114	(19.0)	141
• Purchase / sale of securities	29	(30.2)	41
• Underwriting and placing	21	(0.7)	22
• Custody services	64	(18.0)	78

Other commissions	84	(0.5)	85

(1)	Argentina and Brazil under the equity method.

BBVA Group in the first quarter of 2003

Income statement

General and administrative expenses (1)

(Millions of euros)

	1Q03	Δ% (YoY)	1Q02
PERSONNEL COSTS	810	(12.1)	922
Wages and salaries	604	(13.3)	697
• Fixed remuneration	492	(13.1)	566
• Variable remuneration	112	(14.5)	131
Employee welfare expenses	147	(4.6)	155
• Of which: pension funds	37	9.2	34
Training expenses and other	59	(16.3)	70

GENERAL EXPENSES	404	(19.0)	498
Premises	88	(21.8)	113
Computer equipment	86	(12.2)	97
Communications	50	(25.5)	67
Publicity	26	(25.5)	35
Corporate expenditure	15	(18.2)	19
Other expenses	102	(18.9)	126
Taxes	37	(11.5)	41

TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	1,214	(14.5)	1,420

(1)	Argentina and Brazil under the equity method.

Net income on Group transactions and total net provisions (1)

(Millions of euros)

	1Q03	Δ% (YoY)	1Q02
NET INCOME ON GROUP TRANSACTIONS	200	79.1	112

TOTAL NET PROVISIONS	(493)	(10.2)	(549)
Net loan loss provisions	(312)	(17.7)	(379)
Amortization of goodwill	(131)	(4.1)	(136)
Net securities writedowns	—	n.m.	3
Special reserves	(50)	37.0	(37)

(1)	Argentina and Brazil under the equity method.

BBVA Group in the first quarter of 2003

Balance sheet and activity

Consolidated balance sheet

(Millions of euros)

	31-03-03	Δ%(YoY)	31-12-02	31-03-02
Cash on hand and on deposit at Central Banks	8,714	3.8	8,050	8,394
Due from credit entities	20,675	(4.4)	21,476	21,625
Total net lending	139,435	(5.2)	141,315	147,043
Fixed-income portfolio	64,743	(22.2)	68,901	83,167
• Government debt securities	17,719	(13.7)	19,768	20,535
• Other debt securities	47,024	(24.9)	49,133	62,632
Equities portfolio	9,795	(8.7)	10,071	10,727
• Companies carried by the equity method	7,334	1.8	7,064	7,205
• Other holdings	2,461	(30.1)	3,007	3,522
Goodwill in consolidation	4,296	(4.4)	4,257	4,492
Property and equipment	4,331	(26.9)	4,634	5,928
Treasury stock	104	17.8	98	88
Prior years’ losses at consolidated companies	3,351	25.3	3,650	2,675
Other assets	16,386	(14.6)	17,090	19,193
TOTAL ASSETS	271,830	(10.4)	279,542	303,332

Due to credit entities	52,019	(17.9)	56,119	63,358
Customer funds	178,825	(8.6)	180,570	195,607
• Deposits	138,961	(14.2)	146,560	161,982
• Marketable debt securities	33,471	27.1	27,523	26,342
• Subordinated debts	6,393	(12.2)	6,487	7,283
Other liabilities	18,796	(5.4)	19,221	19,873
Net income	683	(14.9)	2,466	803
Minority interests	5,931	(18.8)	5,674	7,301
Capital	1,566	—	1,566	1,566
Reserves	14,010	(5.5)	13,926	14,824
TOTAL LIABILITIES	271,830	(10.4)	279,542	303,332

Other customer funds managed	105,925	(16.0)	108,815	126,144
• Mutual funds	41,515	(17.8)	43,582	50,518
• Pension funds	36,587	(9.5)	36,563	40,447
• Customer portfolios and assets	27,823	(20.9)	28,670	35,179

MEMORANDUM ITEMS:
Average total assets	281,293	(7.4)	288,712	303,907
Risk weighted average assets	163,476	(4.0)	166,163	170,268
Average shareholders’ funds	12,437	(6.1)	12,531	13,243

BBVA Group in the first quarter of 2003

Income Balance sheet and activity.

Total lending

(Millions of euros)

	31-03-03	Δ% (YoY)	31-12-02	31-03-02
Public sector	12,241	(5.0)	12,506	12,886
Residents	91,194	9.1	89,539	83,558
• Secured loans	46,777	16.0	44,912	40,340
• Commercial loans	7,012	2.5	8,093	6,842
• Other term loans	31,238	2.1	30,821	30,600
• Credit card debtors	940	11.7	993	841
• Other	1,644	(17.8)	1,278	1,999
• Finance leases	3,583	22.0	3,442	2,936
Lending to non-residents	37,459	(30.0)	40,895	53,485
• Secured loans	11,152	(28.5)	12,069	15,588
• Other	26,307	(30.6)	28,826	37,897
Non-performing loans	3,274	35.4	3,473	2,418
GROSS LENDING	144,168	(5.4)	146,413	152,347

Loan loss provisions	(4,733)	(10.8)	(5,098)	(5,304)

NET LENDING	139,435	(5.2)	141,315	147,043

MEMORANDUM ITEM (Excluding Argentina and Brazil):
Total lending	136,989	(3.1)	137,564	141,425

Evolution of non-performing loans

(Millions of euros)

	1 Q03		4 Q02	3 Q02
INITIAL BALANCE	3,473		3,061	2,720
Net change	(199)		412	341
+ Entries	523		1,108	1,101
- Outflows	(305)		(519)	(441)
- Write-offs	(417)		(177)	(319)
END OF THE PERIOD BALANCE	3,274		3,473	3,061

Non-performing and loan loss provisions (Millions of euros)
	31-03-03	Δ% (YoY)	31-12-02	31-03-02
TOTAL NON-PERFORMING ASSETS	3,481	38.5	3,684	2,513
Non-performing assets	3,274	35.4	3,473	2,418
• Public sector	65	61.8	56	40
• Resident	725	(6.2)	771	774
• Non-resident sector	2,484	54.8	2,646	1,604
Non-performing off-balance sheet items	207	117.5	211	95
TOTAL RISK	159,815	(5.3)	164,570	168,801
Total lending (gross)	144,168	(5.4)	146,413	152,347
Off-balance items	15,647	(4.9)	18,157	16,454
PROVISIONS	4,983	(9.4)	5,370	5,501
Loan loss provisions	4,733	(10.8)	5,098	5,304
Off-balance items provisions	250	27.4	272	197
MEMORANDUM ITEMS:
Assets repossessed	457	(46.1)	500	847
Reserves	241	(25.5)	260	323
Coverage (%)	52.7		52.0	38.1

NPL ratios and coverage (Percentage)
	31-03-03		31-12-02	31-03-02
NPL RATIOS:
Non-performing loans / Total lending	2.27		2.37	1.59
Non-performing assets / Total risk	2.18		2.24	1.49
COVERAGE RATIO:
Coverage of non-performing loans	144.6		146.8	219.4
Coverage of total risks	143.2		145.7	218.9
Coverage with mortgage guarantees	164.9		166.1	249.4
MEMORANDUM ITEM (Excluding Argentina and Brazil):
Non-performing loans / Total lending (gross)	1.64		1.70	1.52
Coverage of non-performing loans	187.4		191.1	220.3

BBVA Group in the first quarter of 2003

Balance sheet and activity

Customer funds managed

(Millions of euros)

	31-03-03	Δ% (YoY)	31-12-02	31-03-02
CUSTOMER FUNDS RECORDED ON BALANCE SHEET	178,825	(8.6)	180,570	195,607
DEPOSITS	138,961	(14.2)	146,560	161,982
Public sector	3,917	(53.7)	9,264	8,453
Resident	66,366	5.1	64,221	63,157
• Current accounts	19,381	(2.5)	20,430	19,881
• Savings accounts	14,390	(4.5)	15,078	15,062
• Time deposits	20,298	13.0	16,944	17,968
• Assets sold with repurchase agreement	12,297	20.0	11,769	10,246
Non-resident sector	68,678	(24.0)	73,075	90,372
• Current and savings accounts	23,790	(17.8)	24,870	28,949
• Time deposits	39,934	(19.8)	40,268	49,802
• Assets sold with repurchase agreement and other accounts	4,954	(57.4)	7,937	11,621
MARKETABLE DEBT SECURITIES	33,471	27.1	27,523	26,342
Mortgage bonds	11,708	92.7	8,777	6,075
Other	21,763	7.4	18,746	20,267
SUBORDINATED DEBT	6,393	(12.2)	6,487	7,283
OTHER CUSTOMER FUNDS MANAGED	105,925	(16.0)	108,815	126,144
Mutual funds	41,515	(17.8)	43,582	50,518
Pension funds	36,587	(9.5)	36,563	40,447
Customers’ portfolios and assets	27,823	(20.9)	28,670	35,179
TOTAL CUSTOMER FUNDS MANAGED	284,750	(11.5)	289,385	321,751
MEMORANDUM ITEM (excluding Argentina and Brazil):
Balance sheet carried in customer funds	176,416	(7.0)	176,624	189,735
Other customer funds managed	103,236	(15.9)	105,913	122,799
Total customer funds managed	279,652	(10.5)	282,537	312,534

Other customer funds managed

(Millions of euros)

	31-03-03	Δ% (YoY)	31-12-02	31-03-02
SPAIN	54,909	(5.6)	55,243	58,193
MUTUAL FUNDS	33,181	(9.2)	33,377	36,527
Mutual Funds (ex Real Estate)	32,795	(9.8)	33,059	36,349
• Money Market	10,551	(0.8)	10,201	10,635
• Fixed-income	11,963	1.0	12,471	11,847
Of which: Guaranteed	6,100	5.7	6,504	5,771
• Balanced	2,871	(38.2)	3,197	4,647
Of which: International funds	2,301	(37.9)	2,557	3,705
• Equities	6,773	(26.1)	6,577	9,165
Of which: Guaranteed	4,177	(4.5)	3,742	4,373
International funds	2,187	(46.7)	2,370	4,103
• Global	637	n.m.	613	55
Real Estate Mutual Funds	386	116.9	318	178
PENSION FUNDS	11,033	4.0	11,028	10,612
Individual pension plans	5,612	5.6	5,596	5,313
Corporate pension funds	5,421	2.3	5,432	5,299
CUSTOMER PORTFOLIOS AND ASSETS	10,695	(3.2)	10,838	11,054
REST OF THE WORLD	51,016	(24.9)	53,572	67,951
Mutual funds	8,334	(40.4)	10,205	13,991
Pension funds	25,554	(14.3)	25,535	29,835
Customer portfolios and assets	17,128	(29.0)	17,832	24,125
OTHER CUSTOMER FUNDS MANAGED	105,925	(16.0)	108,815	126,144

Goodwill in consolidation (Millions of euros)
	31-03-03	Δ% (YoY)	31-12-02	31-03-02
Global and proportional integration method	2,806	(5.1)	2,871	2,956
• Banks in America	2,042	4.0	2,077	1,964
• Pension fund management companies in America	494	(28.0)	515	687
• Other	270	(11.5)	279	305
Carried by the equity method	1,490	(3.0)	1,386	1,536
GOODWILL IN CONSOLIDATION	4,296	(4.4)	4,257	4,492

BBVA Group in the first quarter of 2003

Capital base

Capital base (BIS rules)

(Millions of euros)

	31-03-03	31-12-02	31-03-02
CAPITAL (TIER I)	13,727	13,680	15,844
Capital	1,566	1,566	1,566
Reserves (2)	10,483	10,099	11,564
Minority interests	5,931	6,120	7,271
• Preference shares	3,994	4,075	4,856
• Other	1,937	2,045	2,415
Deductions	(4,767)	(4,715)	(5,144)
• Goodwill	(4,296)	(4,257)	(4,492)
• Other	(471)	(458)	(652)
Net attributable profit	514	1,719	587
Dividends	—	(1,109)	—
CAPITAL (TIER II)	6,573	6,646	6,931
Subordinated debt	4,764	4,848	5,333
Revaluation reserves and other	2,522	2,583	2,501
Deductions	(713)	(785)	(903)
TOTAL CAPITAL BASE	20,300	20,326	22,775
Minimum equity required	15,192	14,786	15,869
CAPITAL BASE SURPLUS	5,108	5,540	6,906
MEMORANDUM ITEM:
Risk-weighted assets	161,650	163,110	169,307
BIS RATIO (%)	12.6	12.5	13.5
CORE CAPITAL	6.0	5.9	6.5
TIER I (%)	8.5	8.4	9.4
TIER II (%)	4.1	4.1	4.1

(1)	Considering the Brazilian transaction as closed. If not, the ratios would be: Core capital 6,0%, TIER I 8,5%, TIER II 3,6% & BIS Ratio 12,1%.
(2)	Does not include revaluation reserves as these are considered TIER II.

Ratings

	Short term	Long term	Financial strength
Moody’s	P-1	Aa2	B+
Fitch – IBCA	F-1+	AA-	B
Standard & Poor’s	A-1+	AA-	—

BBVA Group in the first quarter of 2003

The BBVA share

The BBVA share
	31-03-03	31-12-02	31-03-02
Number of shareholders	1,189,260	1,179,074	1,192,415
Number of shares issued	3,195,852,043	3,195,852,043	3,195,852,043
Daily average number of shares traded	31,442,809	24,392,253	23,346,314
Daily average trading (millions of euros)	269.27	272.21	308.34
Maximum price (euros)	10.39	14.21	14.21
Minimum price (euros)	6.83	7.06	12.21
Closing price (euros)	7.63	9.12	13.65
Book value per share (euros)	3.88	3.86	4.32
Market capitalisation (millions of euros)	24,384	29,146	43,623

Stock performance ratios
	31-03-03	31-12-02	31-03-02
Price/Book value (times)	2.0	2.4	3.2
PER (Price Earning Ratio; times) (1)	11.4	17.0	25.4
Yield (Dividend/Price; %) (2)	4.59	3.82	2.55

(1)	PER at 31-3-03 is calculated using the median of the profit estimated by analysts (April 2003).
(2)	Dividend yield at 31-3-03 is calculated using the median of analysts’ estimates (April 2003).

Business areas

This chapter breaks down the BBVA Group’s business activities and earnings into the individual lines of business that contribute to generate such earnings.

In order to prepare these financial statements, BBVA takes into consideration the individual business units, which is where all the accounting information related to their business is recorded. Subsequently, in accordance with the existing area structure, they are classified and aggregated in order to determine the composition of each of the areas. Furthermore, all the companies composing the Group are also assigned to businesses in line with their activity and, whenever necessary, their businesses are segregated and allocated to various areas or units whenever required by the diversity of their business.

Once the structure of each area has been established, the adjustments inherent to the model are defined and applied. With regard to the allocation of the capital, the model uses an economic capital allocation system based on the risks incurred by each business, evaluating the capital needs and credit, operational and market risks. First of all, the model quantifies the volume of strict equity (capital and reserves) attributable to the risks of each area, which serves as a reference for determining the Return on Equity (ROE) of each business; followed by the allocation of other capital base resources (subordinated debt, preferred shares) as well as the costs associated with these finance facilities.

There is one exception to the equity-allocation methodology described above. In particular, in the businesses related to Mexico and Banking in America, BBVA has maintained the book equity that would be derived from a consolidated subgroup in each country. Therefore the full equity figure represents the BBVA Group’s share, while minorities are recorded under Other eligible funds.

Furthermore, the model allocates all direct and indirect expenses to each area of business, except for markedly institutional expenses, which are not clearly linked to the business.

Lastly, it should be underscored that the method used to calculate each area’s volume of business does not eliminate any intergroup transactions that affect the different areas, which are considered an integral part of each business unit’s activities.

In order to afford a realistic view of the business and permit a homogeneous comparison of the areas, the earnings of the Group companies based in Argentina and Brazil are recorded by the equity method under Corporate Activities. Consequently, the figures for America are not affected by the Brazil transaction or the situation in Argentina.

This Quarterly Report breaks down the information per area into the following lines of business:

•	Retail Banking in Spain and Portugal: formed by the retail business, asset management and private banking business conducted by the Group in Spain and Portugal. Therefore it includes the individual customer and SME segments in the domestic market, the Finanzia Group (which specializes in consumer financing, card distribution and renting activities), the e-banking business conducted through Uno-e, BBVA Portugal, the private banking business, the pension and mutual fund manager business, and the earnings associated with the insurance business.

•	Wholesale and Investment Banking: this covers the Group’s businesses with large companies and institutions through national and international corporate banking and institutional banking. In addition, it also includes the trading room businesses located in Spain, Europe and New York, the business carried out by BBVA’s securities company, and the depositary and custodial services. Furthermore, it comprises any other business and real estate project activities that are not included in the Group’s interests in large corporations.

•	America: outlines the activities and earnings of the Group’s affiliate banks in Latin America and of its investee companies, including pension fund managers and insurance companies, as well as the international private banking business. So as to permit a homogeneous comparison of the business, this area does not include the earnings generated in Argentina and Brazil, which are recorded as income from companies carried by the equity method under Corporate Activities.

•	Corporate Activities: includes the holdings in large industrial corporations and in financial institutions, as well as the activities and earnings of the supportunits such as the Assets and Liabilities Committee. Furthermore, it comprises any other items, such as country-risk allocations and goodwill amortization charges, that cannot be assigned to the areas on account of their nature (except those related to the interests held by Business and Real Estate Projects, in the Wholesale and Investment Banking area). Lastly, and for the reasons specified above, it includes the earnings of the Group companies based in Argentina and Brazil, which are recorded as equity accounting income.

This area structure conforms to the internal organization created to manage and monitor the BBVA Group’s business interests. The figures for 2002, which are displayed for purposes of comparison, have been drawn up with homogeneous criteria.

Business areas on net attributable profit

(Millions of euros)

	1 Q03	Δ% (YoY)	1 Q02
Retail Banking in Spain and Portugal	306	(2.1)	312
Wholesale and Investment Banking	136	17.6	116
America	157	(18.9)	193
Corporate Activities	(85)	144.,8	(34)
NET ATTRIBUTABLE PROFIT	514	(12.4)	587

ROE and efficiency (Percentage)
	ROE		Cost/Income Ratio
	1 Q03	1 Q02	1 Q03		1 Q02
Retail Banking in Spain and Portugal	30.8	34.1	45.5		46.1
Wholesale and Investment Banking	27.9	23.1	26.0		29.4
America	20.2	20.8	43.2		46.2
BBVA GROUP	13.2	18.1	47.1	(1)	47.6	(1)

(1)	Argentina and Brazil consolidated by the equity method.

Business areas

Retail Banking in Spain and Portugal

Income statement

(Millions of euros)

	Retail Banking in Spain and Portugal			Memorandum item:
				Commercial & SME Banking		Asset Management and Private Banking
	1Q03	Δ% (YoY)	1Q02	1Q03	Δ% (YoY)	1Q03	Δ% (YoY)
NET INTEREST INCOME	796	(0.4)	799	716	(0.9)	10	(14.7)
Net fee income	346	(5.7)	367	296	(2.2)	47	(19.5)

BASIC MARGIN	1,142	(2.1)	1,166	1,012	(1.3)	57	(18.7)
Net trading income	9	(16.5)	11	9	(11.3)	(1)	n.m.

ORDINARY REVENUE	1,151	(2.2)	1,177	1,021	(1.4)	56	(19.7)
Personnel costs	(347)	(1.3)	(352)	(314)	(2.1)	(13)	7.5
General expenses	(177)	(7.1)	(190)	(154)	(5.8)	(8)	13.4

GENERAL ADMINISTRATIVE EXPENSES	(524)	(3.3)	(542)	(468)	(3.4)	(21)	9.6
Depreciation and amortization	(30)	(5.6)	(31)	(26)	(4.6)	(1)	(16.5)
Other operating revenues and expenses	(12)	2.7	(13)	(12)	2.2	—	(16.2)

OPERATING INCOME	585	(1.1)	591	515	0.6	34	(31.2)
Net income from companies under the equity method	7	n.m.	(2)	(1)	1.1	1	—
Amortization of goodwill	—	—	—	—	—	—	—
Net income on Group transactions	—	—	—	—	—	—	—
Net loan loss provisions	(112)	19.9	(93)	(103)	22.7	(1)	n,s,
Extraordinary items (net) and other	7	n.m.	1	8	213.9	(2)	(34.1)

PRE-TAX PROFIT	487	(2.1)	497	419	(2.5)	32	(32.4)
Corporate income tax	(162)	(2.4)	(165)	(140)	(2.3)	(11)	(28.1)

NET INCOME	325	(2.0)	332	279	(2.6)	21	(34.5)
Minority interests	(19)	(0.2)	(20)	(18)	(6.2)	(1)	(13.2)

NET ATTRIBUTABLE PROFIT	306	(2.1)	312	261	(2.3)	20	(35.8)

Balance Sheet
(Millions of euros)

	31-03-03	Δ% (YoY)	31-03-02	31-03-03	Δ% (YoY)	31-03-03	Δ% (YoY)
Total lending	80,978	10.3	73,392	75,565	10.4	743	10.2
Securities portfolio	202	(80.6)	1,041	8	(47.7)	59	(52.6)
Cash. interbank & monetary assets	3,293	(19.0)	4,065	1,051	(8.7)	1,532	(29.9)
Inter-area positions	16,597	14.5	14,495	15,296	13.5	979	10.4
Property and equipment	705	1.7	693	568	(0.5)	28	72.3
Other assets	804	3.5	778	490	(9.8)	38	(0.1)

TOTAL ASSETS / LIABILITIES	102,579	8.6	94,464	92,978	10.4	3,379	(13.9)
Deposits	50,826	(1.0)	51,320	45,600	(0.7)	2,469	(17.5)
Debt securities	11	(18.0)	14	—	—	—	—
Income for the period	325	(2.0)	332	279	(2.6)	21	(34.5)
Equity	6,971	9.5	6,364	5,767	10.4	510	(5.3)
• Shareholders’ funds	4,016	9.6	3,666	3,328	10.3	303	(5.5)
• Other eligible funds	2,955	9.5	2,698	2,439	10.5	207	(5.1)
Interbank accounts	2,624	(15.8)	3,115	39	(27.3)	204	22.5
Inter-area positions	38,994	27.1	30,691	38,892	27.3	45	(27.4)
Other liabilities	2,828	7.6	2,628	2,401	9.5	130	(1.0)

OTHER CUSTOMER FUNDS MANAGED
• Mutual funds	32,522	(9.1)	35,785	31,621	(8.1)	527	(45.2)
• Pension funds	11,235	4.7	10,731	5,514	6.0	5,526	1.9
• Customer portfolios and assets	12,078	(7.9)	13,119	1,383	(33.0)	10,695	(3.2)

Relevant ratios

(Percentage)

	31-03-03	31-03-02	31-03-03	31-03-03
ROE	30.8	34.1	31.8	25.2
Cost / income ratio	45.5	46.1	45.8	37.5
NPL ratio	0.95	1.11	0.92	0.02
Coverage ratio	241.3	187.6	246.7	n.m.

This area comprises the retail business, asset management and private banking business conducted by the Group in Spain and Portugal: individuals, companies, mutual and pension fund management and private banking, capital equipment and car financing, credit and debit cards and renting (Finanzia), e-banking (Uno-e) and insurance policies.

Retail Banking posted a 1Q2003 net attributable of 306 million euros, 2.1% less than in 1Q2002, and ROE ended the quarter at 30.8%.

Growth in the area’s business, especially in lending, helped to offset narrower spreads, such that net interest income remained at a level similar to the first quarter of the previous year. This growth in lending did not affect the quality of the loan portfolio as the NPL ratio declined further, ending the quarter at 0.95%, compared to 1.11% as at 31-3-02 and 1.01% as at 31-12-02. Meanwhile, fee income declined due to the markets’ impact on mutual funds and securities transactions.

Operating expenses dropped again, 3.3%, permitting another gain in efficiency, which moved from 46.1% in the first quarter of 2002 to 45.5% this quarter. At 585 million euros, operating income was in line with the figure obtained in the first quarter of the previous year.

Commercial Banking and SME Banking contribute more than 85% to the income statement of the area, and therefore had a decisive bearing on the area’s performance. The slight drop of 1.4% in ordinary revenue, due to the lower fee income, was offset by operating cost containment, allowing operating income to total 515 million euros, 3 million more than in the first quarter of 2002. On account of the upturn in business, larger provisions were allocated to the statistical loan-loss reserve and the generic reserve, as a result of which net attributable ended the quarter at 261 million euros, 2.3% less than the previous financial year.

Annualised growth in lending topped 7,100 million euros, almost 10.4% more, most noteworthy being the performance of the mortgage business. The volume of non-subsidized, free-market housing finance soared 17% in y-o-y terms. Consumer loans and small business lending together increased almost 9% and SME Banking loans grew 10%.

This dynamic pace was driven by different commercial initiatives taken in the first three months of the year, in particular the launch of the ICO 2003 SME Line, a scheme in which the Bank has provided additional funding to enable SMEs to obtain 100% finance for authorised investment projects, in addition to the actions oriented to the mortgage business mentioned earlier.

Deposit and asset gathering were affected by market trends (in the case of mutual and pension funds, mainly), as well as guaranteed funds maturing throughout the first quarter of the year, by the disbursement of the Law Courts’ funds and by the different timing of the “libretón” savings campaigns (conducted in March 2002 but not in the first quarter of 2003). On a comparative basis, the y-o-y change in customer funds would exceed 6%, while customer funds managed off-balance-sheet are starting to stage a rally.

Several new products were launched, including the Libreta Flexible, which combines the simplicity of a traditional passbook with a guaranteed return; in barely two months, 65,000 customers have taken out an account, depositing a total 1,400 million euros by the end of March. Two new mutual funds were also launched, the “BBVA Garantizado Doble 6 2006” and the “BBVA Ranking Garantizado”, which are detailed further on.

The Group has continued to improve the services available through on-line banking (BBVA net, BBVA net office y BBVA net c@sh). During the quarter, further transfer and stock exchange services have been

Business areas

Retail Banking in Spain and Portugal

added, together with credit card payment simulators, thus making it easier for customers to access their balances and transactions.

The Asset Management and Private Banking unit comprises the activities of the domestic mutual and pension fund managers (which on 31-3-03 had a total of 172 mutual funds, 77 pension funds and 7 EPSVs under management), as well as the business activities of Personal Banking and BBVA Patrimonios. The latter are geared to the management of the high networth individuals, who require far more sophisticated financial products and advice.

During the first quarter, the financial markets suffered further setbacks and remained highly volatile, which had a negative bearing on the unit’s business transactions. Net attributable ended March at 20 million euros, 35.8% less than one year before; a decline prompted by the performance of fee income, which slid 19.5% on a y-o-y basis.

During the quarter, the unit launched two new guaranteed funds to satisfy customers’ safety and profitability requirements at the same time. The first one, “BBVA Garantizado Doble 6 2006”, attracted almost 300 million euros, while the “BBVA Ranking Garantizado”, which is currently at the subscription stage, had attracted more than 400 million by 31 March. The latter fund guarantees 100% of the participant’s initial investment, regularly pays the best market returns on a predefined basket of indices and provides liquidity if the customer needs it.

Finanzia’s capital goods, automobile and credit card financing business generated a net attributable profit of almost 8 million euros in the first quarter of 2003, a y-o-y rise of 51%, with positive growth in all the lines of the business. This healthy performance of quarterly earnings was spurred by the upturn in the unit’s volume of business (lending having grown 13% in y-o-y terms), together with an improvement in loan portfolio quality, as demonstrated by the drop of almost 40 basis points in the NPL ratio.

Meanwhile Uno-e continued expanding its range of saving and investment products. The new Uno-e Doble Ahorro deposit combines the security of a high-yield time deposit (8% APR) with investment in the BBVA Propiedad real estate investment trust. The funds under Uno-e management at the end of the quarter topped 1,200 million euros, a y-o-y increase of more than 20%, and slightly down on December.

BBVA Portugal’s net interest income grew more than 6% in y-o-y terms, due to the increase in lending and efficient management of spreads and prices. Levels of quality remain high, with an NPL ratio of 0.98% and provisions that afford a cover rate of 280%. The first quarter of the year marked the debut of the Portuguese Mortgage Banking unit, with the aim of promoting the housing developer financing business and improving subrogations among end purchasers.

In 1Q03, BBVA Seguros booked net new premiums in excess of 410 million euros. Pre-tax profit amounted to nearly 50 million, a y-o-y rise of 30%. Claim levels performed well, ending March below 39% for life assurance products, down 5.5 points. The company is developing its 2003 Action Plan, which aims to enhance customer care and service, and has completed the analysis of its new Systems Plan, which seeks global improvements in the general processes related with the business.

Business areas

Wholesale and Investment Banking

Income statement

(Millions of euros)

	Wholesale and Investment Banking			Memorandum item:
				Wholesale Banking		Markets
	1Q03	Δ% (YoY)	1Q02	1Q03	Δ% (YoY)	1Q03	Δ% (YoY)
NET INTEREST INCOME	177	(19.1)	219	124	(8.5)	27	(50.7)
Net fee income	48	(11.0)	54	37	4.8	12	(39.2)

BASIC MARGIN	225	(17.5)	273	161	(5.8)	39	(47.6)
Net trading income	39	n.m.	(1)	8	n.m.	30	n.m.

ORDINARY REVENUE	264	(3.2)	272	169	(0.6)	69	(10.7)
Personnel costs	(46)	(12.6)	(52)	(29)	(1.6)	(13)	(29.6)
General expenses	(23)	(18.2)	(28)	(12)	(7.8)	(11)	(28.4)

GENERAL ADMINISTRATIVE EXPENSES	(69)	(14.6)	(80)	(41)	(3.4)	(24)	(29.0)
Depreciation and amortization	(3)	(0.6)	(3)	(1)	(9.8)	(2)	8.9
Other operating revenues and expenses	(1)	n.m.	2	(2)	34.1	—	(16.0)

OPERATING INCOME	191	0.2	191	125	0.2	43	3.7
Net income from companies under
the equity method	16	n.m.	(1)	2	163.7	—	n.m.
Amortization of goodwill	(1)	(68.5)	(2)	—	—	—	—
Net income on Group transactions	7	(74.2)	26	—	—	—	(78.6)
Net loan loss provisions	(19)	(52.2)	(39)	(15)	(61.1)	(2)	n.m.
Extraordinary items (net) and other	(2)	46.1	(1)	(3)	115.9	(1)	n.m.

PRE-TAX PROFIT	192	10.7	174	109	28.1	40	(4.2)
Corporate income tax	(46)	(0.9)	(47)	(31)	40.3	(11)	2.1

NET INCOME	146	15.0	127	78	23.7	29	(6.4)
Minority interests	(10)	(11.5)	(11)	(8)	(5.9)	(1)	(23.7)

NET ATTRIBUTABLE PROFIT	136	17.6	116	70	28.0	28	(5.2)

Balance Sheet

(Millions of euros)
	31-03-03	Δ% (YoY)	31-03-02	31-03-03	Δ% (YoY)	31-03-03	Δ% (YoY)
Total lending	38,556	(5.8)	40,930	36,577	(9.3)	1,814	314.1
Securities portfolio	24,745	(15.1)	29,153	3,856	(7.7)	19,765	(17.4)
Cash. interbank & monetary assets	36,028	(7.9)	39,134	7,876	60.2	27,940	(18.0)
Inter-area positions	38,589	3.9	37,149	—	n.m.	39,897	3.2
Property and equipment	51	24.4	41	44	24.4	7	11.4
Other assets	7,094	2.2	6,943	442	(28.7)	6,584	6.2

TOTAL ASSETS / LIABILITIES	145,063	(5.4)	153,350	48,795	(1.7)	96,007	(7.0)

Deposits	41,496	(0.1)	41,554	17,755	4.8	23,698	(3.9)
Debt securities	5,156	21.2	4,255	5,156	21.2	—	—
Income for the period	146	15.0	127	78	23.7	29	(6.4)
Equity	3,340	3.3	3,233	2,193	6.9	527	18.8
• Shareholders’ funds	1,935	0.8	1,920	1,170	5.1	314	21.6
• Other eligible funds	1,405	7.0	1,313	1,023	9.1	213	15.0
Interbank accounts	59,588	(14.3)	69,560	7,706	(13.4)	51,859	(14.5)
Inter-area positions	27,735	2.3	27,100	14,832	(10.4)	13,476	17.9
Other liabilities	7,602	1.1	7,521	1,075	(16.9)	6,418	5.9

OTHER CUSTOMER FUNDS MANAGED
• Mutual funds	722	(9.8)	800	722	(9.8)	—	—
• Pension funds	2	(60.0)	5	2	(60.0)	—	—
• Customer portfolios and assets	1,228	231.0	371	1,228	231.0	—	—

Relevant ratios

(Percentage)
	31-03-03		31-03-02	31-03-03		31-03-03
ROE	27.9		23.1	24.0		36.0
Cost / income ratio	26.0		29.4	24.3		35.0
NPL ratio	1.22		0.57	1.25		0.28
Coverage ratio	135.5		288.5	131.0		470.0

Business areas

Wholesale and Investment Banking

Wholesale and Investment Banking comprises the Group’s activities in domestic and international global corporate banking, institutional banking and, through the Global Markets and Distribution unit, the business of the trading rooms located in Europe and New York, equity distribution and the depositary and custody services business. It also includes the Private Equity and Real Estate Projects unit, as well as the new Global Transactional Services unit, which offers products such as cash management, factoring, confirming and international trade financing, as part of the strategy of bolstering transactional banking, the key of BBVA’s model of building a full relationship with companies and institutions.

The area’s income in the first quarter of 2003 was hampered by market trends and the negative effect of the dollar’s depreciation on international business. In this scenario, the unit limited its credit risk exposure, maintaining NPL ratios at the levels of 31-12-02, improved its spreads, focused market activity on franchises with customers and achieved further efficiency gains.

Wholesale and Investment Banking posted a net attributable profit of 136 million euros, 17.6% better than in 1Q2002, of which 70 million euros came from Corporate Banking and Institutional Banking, 28 million euros from Global Markets and Distribution and 39 million euros from Business and Real Estate Projects.

Slower market activity was mainly to blame for the decrease in net interest income and fee income, much of which was offset by the income from market operations, meaning that ordinary revenue, which totalled 264 million euros, was only 3.2% down on the first quarter of 2002.

The measures taken to defend ordinary revenue combined with a 14.6% decline in costs resulted in an operating income of 191 million euros, 0.2% higher than in 2002. The cost/income ratio improved from 29.4% in January-March 2002 to 26.0% in this first quarter of the year.

Wholesale Banking, which comprises Global Corporate Banking and Institutional Banking, posted operating income similar to last year, the decline in net interest income on international business, which was hit by the strength of the euro against the dollar, having been offset by the 4.8% rise in fee income and the 3.4% drop in operating costs. With fewer provisions being required, net attributable jumped 28% to 70 million euros.

Global Corporate Banking has been reorganized into four units in order to enhance customer and business segmentation: Global Banking and Investments, Corporate Banking Iberia, Corporate Banking Europe and Asia and Corporate Banking America.

The following factors had a bearing on quarterly earnings: the policy of containing the volume of loans, especially in the international business, the euro’s gains against the dollar, the interest rate cut’s effects on income from transactional deposits and the improved loan spread. As a consequence, operating income ended the quarter 6% lower in y-o-y terms, while net attributable amounted to 50 million euros, 40% higher than in the first quarter of 2002, due to the smaller provisions required.

The key transactions during 1Q2003 included the Arcelor 1,500 million euro syndicated loan and the Telef’onica CTC Chile 150 million dollar syndicated loan; the structuring and financing of Radial-4, the new Madrid access motorway, for the amount of 560 million euros; the issue of 3,000 Million Euros of BBVA mortgage bonds; and the issue of 500 million Euros of Iberdrola International B.V. bonds, 750 million dollars of Pemex Master Trust bonds and 75 million dollars of Corporaci’on Andina de Fomento condor bonds.

Institutional Banking is the specialist unit through which the BBVA Group renders services to public and private institutions in Spain and Brussels and, since 2003, in Portugal. Efficient price management and the cost savings achieved from the strategic repositioning carried out in 2002 served to boost operating income by 19%. Net lending grew 2% on a y-o-y basis and customer funds, discounting the effect produced by the disbursement of the Law Courts accounts, jumped 4%.

In the first quarter, Institutional Banking won key tenders, such as the accounts and payrolls of the Justice Administration Service and the Ministry of Finance, or the accounts of the Queen Sofia National Art Museum. The unit also collaborated with Global Markets and Distribution in arranging the first international issue of 1,500 million euros of regional bonds by the Banco de Cre’dito Local, pursuant to the recently published Finance Act.

Global Markets and Distribution posted a first quarter operating income of 43 million euros and an attributable profit of 28 million. Markets’ performance reflects the high level of activity in transactions with institutional customers and companies, through the domestic and international sales areas (mainly Madrid, Paris, Milan, New York, London and Lisbon). Additionally, BBVA was named “Best Foreign Exchange Bank” in Spain by the journal Global Finance.

The equities origination and distribution business reported lower volumes of market activity, leading to a drop in fee income, while stepping up cost-containment efforts. The highlight of the quarter was the block trade of Repsol shares, with the placement among institutional investors of Endesa’s 3% stake in Repsol.

Worth noting in the field of transactional services and products was the performance of BBVA Factoring, which has reinforced its leadership of the sector in Spain, as borne out by the final figures for 2002, when the Group saw its market share swell 3.5 percentage points to 37%. In the international trade arena, the journal Global Finance once again chose BBVA as “Best Trade Finance Bank” in Spain.

The Business and Real Estate Projects unit’s key mission is to create medium and long term value, through the active management of its portfolio of companies and real estate business, with four key elements: profitability, rotation, liquidity and consumption of economic capital.

The unit manages a portfolio of 110 holdings, with a book value as at 31-3-03 in excess of 900 million euros. The biggest holdings are in real estate, which accounts for 34.7% of the book value, and financial services, which represents 34.5%.

During the quarter, the unit completed investments totalling 32 million euros, including the purchase of 120,000 m2 of land in Madrid. It also completed the sale of the “Alameda de Eisenhower” housing development in Madrid.

In line with the portfolio rotation policy, the quarter witnessed several divestments that generated approximately 10 million euros of capital gains. The unit’s operating income totaled 23 million euros, while net attributable amounted to 39 million euros, 19% up on the previous financial year.

Business areas

America

Income statement

(Millions of euros)

	1Q03	Δ% (YoY)	Δ% at constant exchange rate	1Q02
NET INTEREST INCOME	736	(21.4)	19.5	937
Net fee income	408	(20.7)	11.8	513
BASIC MARGIN	1,144	(21.1)	16.6	1,450
Net trading income	31	(74.8)	(63.8)	125
ORDINARY REVENUE	1,175	(25.4)	10.1	1,575
Personnel costs	(290)	(30.2)	3.9	(415)
General expenses	(217)	(30.5)	4.0	(313)
GENERAL ADMINISTRATIVE EXPENSES	(507)	(30.3)	3.9	(728)
Depreciation and amortization	(54)	(36.0)	(5.1)	(84)
Other operating revenues and expenses	(38)	(30.1)	4.6	(54)
OPERATING INCOME	576	(18.7)	18.4	709
Net income from companies under the equity method	(7)	n.m.	n.m.	15
Amortization of goodwill	—	—	—	—
Net income on Group transactions	—	n.m.	n.m.	(4)
Net loan loss provisions	(170)	(21.4)	18.7	(217)
Extraordinary items (net) and other	(65)	76.3	209.4	(36)
PRE-TAX PROFIT	334	(28.4)	1.4	467
Corporate income tax	(72)	(41.0)	(15.9)	(123)
NET INCOME	262	(23.9)	7.5	344
Minority interests	(105)	(30.4)	0.6	(151)
NET ATTRIBUTABLE PROFIT	157	(18.9)	12.7	193

Balance Sheet (Millions of euros)
	31-03-03	Δ% (YoY)		31-03-02
Total lending	24,840	(27.8)		34,389
Securities portfolio	25,485	(32.0)		37,483
Cash, interbank & monetary assets	18,647	(12.8)		21,374
Inter-area positions	330	1.7		325
Property and equipment	2,352	(34.2)		3,572
Other assets	7,031	(23.5)		9,186
TOTAL ASSETS / LIABILITIES	78,685	(26.0)		106,329
Deposits	48,419	(24.8)		64,404
Debt securities	1,395	(31.8)		2,045
Income for the period	262	(23.9)		344
Equity	5,006	(18.7)		6,157
• Shareholders’ funds	3,096	(15.8)		3,677
• Other eligible funds	1,910	(23.0)		2,480
Interbank accounts	11,026	(35.6)		17,129
Inter-area positions	714	(3.7)		741
Other liabilities	11,863	(23.5)		15,509
OTHER CUSTOMER FUNDS MANAGED
• Mutual funds	8,188	(34.3)		12,472
• Pension funds	22,774	(18.2)		27,845
• Customer portfolios and assets	14,501	(33.1)		21,672
Relevant ratios (Percentage)
	31-03-03			31-03-02
ROE	20.2			20.8
Cost/income ratio	43.2			46.2
NPL ratio	4.09			3.40
Coverage ratio	210.5			254.5

At present, the America business area comprises all the Group’s banks, pension fund managers and insurance companies in the region, as well as the international private banking business, in which America constitutes a sizeable source of business. Unifying the management of these lines of business has enabled the Group to better exploit their cost and revenue synergies. As explained earlier, the earnings generated in Argentina and Brazil are recorded as equity accounting income under Corporate Activities.

The heavy depreciation of the Latin American currencies against the euro over the last twelve months has had a significant effect on the expression in euros of the Group’s earning and business figures in the region. In order to isolate the effect of the exchange rate fluctuations, the y-o-y changes in the different income statement items disregard this effect, in other words, they are shown at constant exchange rates.

The key feature of the BBVA Group’s business trends in America during the first quarter was the selective and prudent growth in lending in each country, oriented to improving the risk profile, and the generalized increase in deposit gathering. Lending rose 7.1% in Mexico (excluding trusts) and 22.8% in Chile, while slumping 14.9% in Venezuela. Puerto Rico posted the best performance as far as deposits go, with an increase of 31.3%, followed by Venezuela, +29.4%, Chile, +24.8%, Peru, +10.4% and Mexico, 8.9%. This means that the Group has gained 100 basis points market share in deposits in America over the last year, while also gaining market share in its target markets in lending.

As for NPL ratios, Mexico ended the quarter with NPL at 4.69% as opposed to 4.22% on 31-12-02, due mainly to the more conservative criteria applied in classifying bad debts, while the ratio for the rest of America rose moderately to 3.85% due to events in Venezuela, having remained stable in the rest of countries.

In addition to the healthy performance of net interest income, driven by growth in business and the wider customer spreads, fee income fared well both in Mexico and the other countries, and expenses stayed under control. The area offset part of the strong increase in operating income by applying a conservative provisioning policy.

As a result, net interest income jumped 19.5% and fee income climbed 11.8%, while operating expenses only inched up 3.9%, below the average inflation of the countries where the Group operates. Therefore operating income rose 18.4%, to 576 million euros, and the cost/income ratio improved 3 percentage points from 46.2% to 43.2%. In the first quarter, the area obtained a net attributable profit of 157 million euros, an increase at constant exchange rates of 12.7%, with Mexico alone accounting for two thirds of this figure. Furthermore, investment grade countries account for three quarters of the banking business.

In Mexico, the highlight this quarter was the highly volatile state of the financial markets, with interest rate hikes in January and February and cuts at the end of March. The Mexican peso was also hit by the weak dollar, and has lost more than 30% against the euro over the last twelve months.

The banking business fared well during the quarter, especially in terms of deposits. In y-o-y terms, customer funds on-balance-sheet soared 10.9%, the best performers being the less costly current accounts and saving deposits, with increases of almost 20%. On the other hand, mutual funds were negatively affected by the change in tax regulations.

Lending followed the same trend as in the last quarters as its growth rate accelerated steadily, especially in the consumer segment, with a cumulative y-o-y change in excess of 30%. At the end of March, the Group launched a mortgage campaign geared to middle/high level customer segments, in a context of imminent improvements in Mexican bank guarantee regulations.

The upturn in business, wider spreads on funds following the rate rises, improved structure and pricing

Business areas

America

Income statement

(Millions of euros)

Memorandum item:	Mexico			Banking America

	1Q03	Δ% (YoY)	Δ% at constant exchange rate	1Q03	Δ% (YoY)	Δ% at constant exchange rate
NET INTEREST INCOME	483	(15.5)	22.9	238	(30.8)	17.6
Net fee income	275	(18.7)	18.2	54	(30.3)	11.8

BASIC MARGIN	758	(16.7)	21.2	292	(30.7)	16.4
Net trading income	4	(96.1)	(94.3)	21	(28.1)	10.0

ORDINARY REVENUE	762	(23.6)	11.1	313	(30.6)	16.0
Personnel costs	(183)	(29.5)	2.5	(81)	(34.4)	10.1
General expenses	(133)	(34.4)	(4.6)	(69)	(26.7)	23.8

GENERAL ADMINISTRATIVE EXPENSES	(316)	(31.6)	(0.6)	(150)	(31.1)	16.0
Depreciation and amortization	(33)	(35.6)	(6.3)	(17)	(40.8)	(4.8)
Other operating revenues and expenses	(32)	(29.9)	2.0	(5)	(36.4)	15.2

OPERATING INCOME	381	(13.0)	26.5	141	(28.2)	19.2
Net income from companies under the equity method	(10)	n.m.	n.m.	—	(71.2)	(48.9
Amortization of goodwill	—		—	—	—	—
Net income on Group transactions	—	—	—	—	—	—
Net loan loss provisions	(124)	0.4	45.9	(47)	(50.2)	(21.1)
Extraordinary items (net) and other	(27)	239.3	n.m.	(34)	18.4	122.4

PRE-TAX PROFIT	220	(29.6)	2.3	60	(19.4)	35.9
Corporate income tax	(57)	(44.9)	(19.9)	(10)	(14.0)	17.0

NET INCOME	163	(22.2)	13.1	50	(20.5)	40.7
Minority interests	(66)	(32.8)	(2.3)	(22)	(23.9)	45.6

NET ATTRIBUTABLE PROFIT	97	(12.7)	26.9	28	(17.6)	37.2

Balance Sheet

(Millions of euros)
	31-03-03	Δ% (YoY)		31-03-03	Δ% (YoY)
Total lending	13,924	(31.1)		9,354	(24.3)
Securities portfolio	20,824	(33.8)		4,049	(24.3)
Cash, interbank & monetary assets	11,900	(9.2)		2,772	3.5
Inter-area positions	22	n.m.		6	(13.4)
Property and equipment	1,542	(38.6)		689	(25.6)
Other assets	5,884	(16.4)		851	(46.6)

TOTAL ASSETS / LIABILITIES	54,096	(27.2)		17,721	(22.7)
Deposits	31,831	(27.3)		12,215	(15.9)
Debt securities	908	(35.9)		486	(22.7)
Income for the period	163	(22.2)		50	(20.5)
Equity	2,736	(8.4)		1,447	(30.8)
• Shareholders’ funds	1,532	7.2		1,042	(30.6)
• Other eligible funds	1,204	(22.7)		405	(31.4)
Interbank accounts	8,474	(33.1)		1,685	(50.1)
Inter-area positions	55	12.8		19	187.2
Other liabilities	9,929	(24.7)		1,819	(18.1)

OTHER CUSTOMER FUNDS MANAGED
• Mutual funds	4,964	(37.1)		792	(29.2)
• Pension funds	6,228	(16.1)		16,545	(19.0)
• Customer portfolios and assets	6,994	(45.9)		142	(58.6)

Relevant ratios

(Percentage)
	31-03-03			31-03-03
ROE	25.2			10.8
Cost / income ratio	41.4			47.9
NPL ratio	4.69			3.85
Coverage ratio	236.2			160.4

all combined to boost net interest income by 22.9% in y-o-y terms, without the exchange rate effect.

Fee income climbed 18.2%, due to the Improved Results Plan implemented in 2002. Afore Bancomer contributed nearly a quarter of this income, reporting an annualised increase of 9.5% and a 25%-plus increase in funds under management. At the end of the quarter, it had more than 4.3 million affiliates.

The highly volatile market resulted in income from market operations slumping to 4 million euros, as compared to 59 million in the same period last year. Ordinary revenue for the quarter was 11.1% higher than in 1Q2002.

The structural streamlining measures put in place in 2000 (the headcount has been downsized 6% over the last twelve months), is generating significant cost savings. General administrative expenses dropped 0.6% in y-o-y terms at a constant exchange rate and the cost/income ratio showed a significant improvement, ending the quarter at 41.4%, as opposed to 46.3% in 1Q2002.

Consequently, operating income for the quarter totalled 381 million euros, up 26.5% in y-o-y terms and at a constant exchange rate. Net income amounted to 163 million euros, with 125 million being generated by business banking, 28 million by pensions and the rest by insurance activities. Mexico’s net attributable for the quarter was 97 million euros, up 26.9% at a constant exchange rate.

The other banks in America reported across-the-board growth in excess of 16% at constant exchange rates. In particular, operating income climbed 19.2% compared to the first quarter of 2002, while net attributable soared 37.2%. Even though the generalized depreciation of the Latin American currencies continued to negatively affect the American affiliates’ earnings when expressed in euros, this process has remitted significantly in the last few months, so its impact on the Group’s earnings will tail away.

The Group’s two main banks, in terms of the size of their total assets, are Chile and Puerto Rico. Without considering the exchange rate effect, Chile posted growth in excess of 20% in all types of income, due to the fast pace of growth in business, as well as the efficiency gains achieved by the Bank, which this quarter contributed 5.2 million euros to Group net attributable. Puerto Rico is currently at the lower end of the economic cycle, a fact that combined with the very low interest rates to produce scant NII growth. The net attributable, 10.4 million euros, was lower than in 1Q2002, which included extraordinary income from financial operations.

The two countries where the Group enjoys its biggest market share are Venezuela and Peru. In Venezuela, business picked up after the general strike far quicker than expected, the forecasts now being for a smaller increase in the public deficit and a rather healthier economy. Interest rates are still high, meaning that NII grew by around 30%, in spite of the recent crisis. Furthermore, the bolivar’s devaluation at the start of the year has produced further exchange rate gains. The downturn in the volume of lending was relatively moderate, so net income growth could have been higher if provisions had not been raised. However, further large generic provisions were made, and net attributable amounted to 13.5 million euros, up 32.3%. In Peru, where the economic outlook is brighter, the first quarter was quite positive, although when compared with the same period of 2002, which included significant income from market operations, net attributable was 3% lower at 3.4 million euros.

Highlights in the other countries included the improved operating income in Colombia, driven by growth in net interest income, while Panama’s net income soared 68.9% due to the 9.2% rise in net interest income and the smaller provisioning requirements. In Paraguay, the 39% rise in net income reflects the sizeable market share won in recent months, while Uruguay reported losses due to the strong wholesale inflation in March, which affected the inflation adjustment.

Business areas

Corporate Activities

Income statement

(Millions of euros)

	1Q03	Δ% (YoY)	1Q02
NET INTEREST INCOME	(77)	77.9	(43)
Net fee income	(18)	(25.4)	(24)

BASIC MARGIN	(95)	41.0	(67)
Net trading income	81	238.4	24

ORDINARY REVENUE	(14)	(67.4)	(43)
Personnel costs	(127)	24.3	(103)
General expenses	13	(61.4)	33

GENERAL ADMINISTRATIVE EXPENSES	(114)	62.2	(70)
Depreciation and amortization	(37)	(0.1)	(37)
Other operating revenues and expenses	(6)	(52.3)	(12)

OPERATING INCOME	(171)	5.5	(162)
Net income from companies under the equity method	13	(90.3)	133
Of which: Argentina and Brazil	20	56.5	13
Amortization of goodwill	(130)	(3.2)	(134)
Net income on Group transactions	193	114.9	90
Net loan loss provisions	(11)	(63.3)	(30)
Extraordinary items (net) and other	(17)	n.m.	34

PRE-TAX PROFIT	(123)	77.3	(69)
Corporate income tax	73	1.9	71

NET INCOME	(50)	n.m.	2
Minority interests	(35)	(4.7)	(36)

NET ATTRIBUTABLE PROFIT	(85)	144.8	(34)

Balance Sheet

(Millions of euros)
	31-03-03	Δ% (YoY)	31-03-02
Total lending	(2,581)	22.9	(2,100)
Securities portfolio	23,580	(3.1)	24,339
Cash, interbank & monetary assets	(13,837)	(12.9)	(15,894)
Inter-area positions	11,927	81.7	6,562
Property and equipment	1,597	(11.1)	1,797
Other assets	5,733	3.3	5,548

TOTAL ASSETS / LIABILITIES	26,419	30.5	20,252

Deposits	(2,873)	9.2	(2,632)
Debt securities	24,779	43.8	17,229
Income for the period	(50)	n.m.	2
Equity	7,500	(28.6)	10,507
• Shareholders’ funds	3,074	(29.5)	4,363
• Other eligible funds	4,426	(28.0)	6,144
Interbank accounts	—	—	—
Inter-area positions	—	—	—
Other liabilities	(2,937)	(39.5)	(4,854)

This area comprises the Group’s holdings in large industrial corporations, the e-business, the European strategic interests, the activities and earnings of the support units such as the Assets and Liabilities Committee (ALCO), and any other activities that cannot be assigned to any of the Group’s business areas on account of their nature, such as country risk provisions and goodwill amortization (except for those associated to Business Projects within Wholesale Banking, which are recorded under that area). Furthermore, and in order to afford a realistic view of the business and so as to permit a homogeneous comparison, the earnings of the Group’s companies based in Argentina and Brazil are recorded under the equity method, and in the first quarter of the year these companies reported an income of 20 million euros, compared to 13 million euros of income in the same period of the previous year.

In Argentina, after facing the worst year on record in 2002, the first quarter of 2003 was marked by the significant progress made towards the normalization of the financial system. Against this background, Banco Francés reported further growth in deposits during the first quarter, which reinforced the high liquidity position that it already enjoyed at the end of 2002 and allowed it to steadily reduce the rates of interest paid on deposits.

In the current circumstances, Banco Francés continues focusing management efforts on deposit gathering, boosting the transactional business and providing banking services, as well as on cost cutting through structural streamlining measures, in order to adapt to the new dimension of business. Banco Francés continued to make no contribution to Group earnings, as all the quarter’s operating income was allocated to provisions.

In Brazil, the first quarter saw the satisfactory conclusion of the due diligence associated to the deal signed with Bradesco, under which BBV Brasil’s business will be integrated into Bradesco, in return for a BBVA Group stake in the Brazilian bank. All that remains to finalize the transaction is the required authorization of the Brazilian authorities.

The Large Industrial Corporations unit posted a loss of 57 million euros, as compared to a net attributable profit of 70 million in the same period last year. This was mainly due to the lower income from companies carried by the equity method, basically resulting from the adjustments made in 1Q2003 in line with investee companies’ definitive accounts for 2002, and the performance of the stock markets.

In addition to the aforementioned units, Corporate Activities includes 64 million euros generated by the Assets and Liabilities Committee. It also includes 153 million euros of operating expenses, distributed among different income statement items, generated by the support areas and not passed on to the areas of business as well as others that due to their institutional or corporate nature were not assigned to the various business areas.

Net income on Group transactions includes 216 million euros, which is the cash amount BBVA will receive for the Crédit Lyonnais takeover bid launched by Crédit Agricole. Goodwill amortization charges amounted to 130 million euros, slightly less than one year ago, due to the extraordinary amortization of investments in non investment grade countries carried out at the end of 2002.

Lastly, and as already commented beforehand, the volume of business of each area (Retail, Wholesale and America) does not eliminate any intergroup transactions that affect the different areas, which are considered an integral part of each business unit’s activities. All the intergroup transactions eliminated as a result of the consolidation process have been assigned to Corporate Activities, and therefore negative amounts appear in certain lines of its balance sheet.

INVESTOR RELATIONS

•	MADRID 28046—P° Castellana, 81—14th floor
Tel:	34-91 537 52 40 / 73 20 and 34-91 374 42 22
Fax:	34-91 537 85 12

e-mail: inversores@grupobbva.com

•	NEW YORK—1345 Ave. of the Americas, 45th floor, NY 10105
Tel:	1-212-728 16 60—Fax: 1-212-333 29 05

e-mail: julissa.bonfante@bbvany.com

INTERNET INFO (http://www.bbva.com)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April, 30th 2003	By:	/s/ Miren Josune Basabe Puntox
Name: Miren Josune Basabe Punto Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.